Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2022.

August 4, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2022.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 4, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Unaudited consolidated financial results for the six (6) months ended June 30, 2022
Background/Description of the Disclosure
Press release regarding the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2022
Other Relevant Information
Please refer to attached press release.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 4, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

            Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 4, 2022, the Board approved the Company’s unaudited consolidated financial statements for the six (6) months ended June 30, 2022. A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 4, 2022

August 4, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-30 in connection with the Company’s unaudited consolidated financial results for the six (6) months ended June 30, 2022.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.	August 4, 2022

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT’s unaudited consolidated financial results for the six (6) months ended June 30, 2022
Background/Description of the Disclosure

The highlights of PLDT’s unaudited consolidated financial results for the six (6) months ended June 30, 2022 are as follows:

1.1H22 consolidated service revenues increase by 5%, or ₱4.4B, to ₱94.3B

2.2Q22 consolidated service revenues rise by 6%, or ₱2.9B, to ₱47.9B led by Data and Broadband

3.EBITDA for 1H22 at all-time high of ₱50.5B, up 8% year-on-year, margin at 52%

4.2Q22 EBITDA higher by 7% at ₱25.0B from 2Q21

5.1H22 Telco Core Income up 12% to P17.0B

6.Reported income up 30% to ₱16.7B

7.Fiber-only Home revenues grew 62% or ₱8.9B to ₱23.2B

8.Total Home revenue increase of 24% year-on-year to ₱28.1 B

9.Enterprise revenues grew 9% year-on-year to ₱23.2B

10.1H22 capex at ₱46.0B

11.₱75 interim regular and special dividends declared

12.5G network grows to 7,300 base stations, fastest and most extensive nationwide

13.PLDT is fastest broadband, Smart is best in mobile coverage for 1H2022: OOKLA

Other Relevant Information
Please refer to attached press release for details.

Filed on behalf by:

Name
Designation

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,481 As of June 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 4, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on August 4, 2022, the Board approved the Company’s unaudited consolidated financial statements for six (6) months ended June 30, 2022, with the following highlights:

1.	1H22 consolidated service revenues increase by 5%, or ₱4.4B, to ₱94.3B
2.	2Q22 consolidated service revenues rise by 6%, or ₱2.9B, to ₱47.9B led by Data and Broadband
3.	EBITDA for 1H22 at all-time high of ₱50.5B, up 8% year-on-year, margin at 52%
4.	2Q22 EBITDA higher by 7% at ₱25.0B from 2Q21
5.	1H22 Telco Core Income up 12% to P17.0B
6.	Reported income up 30% to ₱16.7B
7.	Fiber-only Home revenues grew 62% or ₱8.9B to ₱23.2B
8.	Total Home revenue increase of 24% year-on-year to ₱28.1 B
9.	Enterprise revenues grew 9% year-on-year to ₱23.2B
10.	1H22 capex at ₱46.0B
11.	₱75 interim regular and special dividends declared
12.	5G network grows to 7,300 base stations, fastest and most extensive nationwide
13.	PLDT is fastest broadband, Smart is best in mobile coverage for 1H2022: OOKLA

A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

August 4, 2022

1H22 CONSOLIDATED SERVICE REVENUES INCREASE

BY 5%, OR ₱4.4B, TO ₱94.3B

2Q22 CONSOLIDATED SERVICE REVENUES RISE BY 6%,

OR ₱2.9B, TO ₱47.9B LED BY DATA AND BROADBAND

EBITDA FOR 1H22 AT ALL-TIME HIGH OF ₱50.5B,

UP 8% YEAR-ON-YEAR, MARGIN AT 52%

2Q22 EBITDA HIGHER BY 7% AT ₱25.0B FROM 2Q21

1H22 TELCO CORE INCOME UP 12% TO ₱17.0B

REPORTED INCOME UP 30% TO ₱16.7B

FIBER-ONLY HOME REVENUES GREW 62% OR ₱8.9B TO ₱23.2B

TOTAL HOME REVENUE INCREASE OF 24% YEAR-ON-YEAR TO ₱28.1B

ENTERPRISE REVENUES GREW 9% YEAR-ON-YEAR TO ₱23.2B

1H22 CAPEX AT ₱46.0B

₱75 INTERIM REGULAR AND SPECIAL DIVIDENDS DECLARED

5G NETWORK GROWS TO 7,300 BASE STATIONS, FASTEST

AND MOST EXTENSIVE NATIONWIDE

PLDT IS FASTEST BROADBAND, SMART IS BEST IN MOBILE COVERAGE

FOR 1H2022:  OOKLA

MANILA, Philippines 4th August 2022 – Surmounting increasingly tough economic conditions, PLDT Inc. (PSE:  TEL) (NYSE:  PHI) (PLDT) grew Consolidated Service Revenues (net of interconnection costs) by 5% or ₱4.4 billion to an all-time high of ₱94.3 billion in the first half of 2022. In the second quarter of 2022, Consolidated Service Revenues grew by 6% to ₱47.9 billion, showing robust growth despite more difficult market conditions as the Company notched a fifth quarter of sequential improvements.

Sustained quarter-on-quarter growth in data and broadband, which grew by 10% or ₱6.6 billion to ₱74.9 billion in the first half, contributed 79% to consolidated service revenues.

Consolidated EBITDA in the first six months grew 8% or ₱3.9 billion year-on-year to ₱50.5 billion, another all-time high, crossing the ₱100-billion mark for the last 12-month period.

EBITDA margin was at 52% in the first half of 2022, from 51% the previous year.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, reached ₱17.0 billion, up 12% or ₱1.8 billion from the same period last year. Reported Income jumped by ₱3.8 billion or 30% to ₱16.7 billion.

Alfredo S. Panlilio, PLDT and Smart President and CEO, said that PLDT is on track to meet its 2022 targets. Service Revenues are expected to post a mid-single digit growth. “Home broadband will lead this growth, with Enterprise also expected to register stronger performance, underpinned by ICT. And although Wireless faces tough market conditions, it should benefit from the continued opening up of the economy,” he said.

“Improved customer experience is one of the key transformational goals in PLDT's aspirational 2025 vision and strategy, under which the company is also establishing new ways of working and a much higher pace of execution,” added Panlilio. “All these are in support of our mission to provide better connectivity for all in an enhanced digital ecosystem, accelerating Filipinos’ pivot to their digital lifestyles.”

Consolidated Net Debt as of the first half of 2022 amounted to US$3.9 billion while net-debt-to-EBITDA stood at 2.16x.  Gross Debt was at US$4.8 billion, with maturities well spread out.  Only 16% of Gross Debt are denominated in US dollars and 5% are unhedged. PLDT maintained its credit ratings from Moody’s and S&P Global at investment grade.

In April, PLDT announced the signing of Sale and Purchase Agreements in connection with the sale of 5,907 telecom towers and related passive telecom infrastructure, the largest ever acquisition of assets in the Philippines by international investors.

Following this, PLDT announced on 1st June that its subsidiaries Smart and Digitel Mobile Philippines, Inc. have successfully achieved First Closing by completing the sale of 3,012 telecom towers, representing more than half of the towers being monetized. The corresponding cash consideration of approximately ₱39.2 billion has been received.

The Second Closing was concluded on 1st August with the completion of the sale of 1,013 towers, with the corresponding cash consideration of ₱13.2 billion also received.

The Group has to date completed the sale of 4,025 telecom towers representing 68% of the towers portfolio subject to the sale. PLDT’s gain on the First Closing stood at ₱12.6 billion in the first half of the year. PLDT anticipates additional closings over the next few months based on the number of towers being transferred. Final closing is expected by the fourth quarter of 2022.

Earlier today, the Board of Directors declared: (i) an interim regular dividend of ₱47 per share, representing 60% of first half 2022 telco core income in line with PLDT’s dividend policy, and (ii) a special dividend of ₱28 per share, resulting from the proceeds of the towers sale. Record date is set for 18th August 2022, while payment date is on 5th September 2022. Another ₱3 billion of special dividends in connection with the towers sale will be declared together with the final dividend for 2022.

Enhancing the digital ecosystem

As the PLDT Group expands its digital ecosystem, synergies with Voyager Innovations (Voyager) through its digital payments arm, PayMaya Philippines, and digital banking arm, Maya Bank, are delivering the next-stage financial services to Filipino consumers and enterprises.

PayMaya rebranded to Maya in April with a new all-in-one money app for consumers that seamlessly integrates wallet features and crypto with savings and credit powered by Maya Bank. The Maya app is now the highest-rated local finance app in both Google Play and App Store. As of end-June, Maya had 50 million registered users across its consumer platforms. On the other hand, more than 650,000 customers had opened a Maya Save account three months after it launched, making Maya Bank the fastest-growing digital bank in the country.

Most recently, PayMaya relaunched Maya Business as the all-in-one growth partner for enterprises. On top of being the largest fully integrated payment service processor in the Philippines, Maya Business offers digital banking services powered by Maya Bank, such as enterprise deposit, payroll management solutions, credit products for customers and employees of large corporations, and working capital loans for MSMEs.

In April, Voyager raised US$210 million in new funds, reaching tech unicorn status with a US$1.4 billion valuation. PLDT remains the largest shareholder of Voyager.

Home:  robust broadband demand, accelerated migration sustain record revenues

As home broadband use remained robust with customers sustaining the hybrid model of work and study from home set-ups, fiber-only service revenues grew 62% or ₱8.9 billion to ₱23.2 billion for the first half of 2022, driving total Home service revenues to ₱28.1 billion, up 24% or ₱5.4 billion year-on-year for the first half of the year. Fiber-only revenues account for 82% of total Home revenues, up from 63% from a year ago.

Home added more than 401,000 net fiber subscribers in the first half of the year, bringing total fixed broadband subscribers to 3.2 million, on the back of continued strong customer demand and unparalleled network quality. In the first half of the year, total fiber capacity further increased by 16% to 6.72 million ports, as homes passed grew 17% to 16.2 million. In the first half of the year, PLDT added 950,000 ports out of the total 1.7 million target for the full year. PLDT’s fiber-to-the-home (FTTH) is present in 65% of the country’s cities and municipalities.

PLDT Home inked an exclusive partnership with LionsGate Play, the fast-growing Southeast Asian streaming platform of the global content studio behind major franchise properties such as John Wick and The Hunger Games. LionsGate Play launched in the Philippines in June.

Affirming PLDT Home’s commitment to keep families safer at home, PLDT Home and Google have partnered for the “Be Internet Awesome” campaign, educating Filipino children and families about online safety and digital citizenship.

PLDT has also continuously enhanced its digital customer service channels, allowing customers to conveniently pay bills, report service issues, track service repair tickets and new service applications, and monitor service interruptions. These include the official PLDT Home Facebook Messenger via the PLDT Home Digital Assistant (https://m.me/PLDTHome), and the PLDT tracker on its website.

Paybox kiosks where customers can pay their bills have also been deployed in PLDT and Smart stores nationwide. Other digital payment options are the all-in-one money app Maya and platforms like PayExpress Online, Lazada, and Shopee.

PLDT Home remains to be the fastest broadband in the Philippines. The global benchmarking company Ookla® announced that PLDT Home won over all major internet service providers in the Philippines for fifth consecutive year at the Ookla® Speedtest™ Awards Q1-Q2 2022.

Enterprise: enabling the digital transformation of Philippine business

PLDT Enterprise’s service revenues grew 9% or ₱1.9 billion year-on-year to ₱23.2 billion in the first half, driven mostly by the return of business activities with the gradual re-opening of the economy.

In the second quarter alone, revenues hit ₱11.6 billion, up 11% or ₱1.2 billion compared with the same period last year, spurred by focused on-line and on-ground digital transformation initiatives. In parallel, to serve the growing demand for content and cloud consumption to serve hyperscalers, PLDT Enterprise has accelerated its readiness in capacity, capabilities and infrastructure.

Positioning the country to become the Asia-Pacific region’s preferred hyperscaler destination, PLDT, through its ICT arm ePLDT, is leading the capacity build with the construction of its eleventh and largest hyperscale data center to-date—the VITRO Sta. Rosa.

VITRO Sta. Rosa, with a total power capacity of 50MW, is the first in the series of planned hyperscale Data Center builds to total over 100MW. Designed to be Tier-3 certified and Tier-4 ready with the highest level of network diversity and resilience, VITRO Sta. Rosa will host the country’s richest internet ecosystem and premiere internet exchanges, making it the most ideal location for Availability Zones and Points-of-Presence of hyperscalers, as well as for critical systems of Enterprises.

On top of being the largest Data Center Operator in the country with an existing network of 10 purpose-built Data Centers nationwide, ePLDT is also a trusted and reliable Business Transformation partner of organizations nationwide and has once again been recognized as the 2022 Microsoft Partner of the Year.

Moreover, to ensure that businesses are prepared for Industry 4.0, PLDT Enterprise has fortified its Internet of Things Portfolio, launching the “Internet of Possibilities” portal. This is the Philippines’ first IoT platform that can equip enterprises with full control, transparency and visibility and self-care of up to hundreds of thousands of connected devices. It is designed to give businesses more ways to be efficient with time, effort and spend by improving business processes through an automated workflow.

In the first half of the year, PLDT Enterprise enabled 627,000 cloud licenses, up 32% from the same period a year ago.

Individual: reversal of downward trend with modest recovery in the 2nd quarter

In the first half of the year, Individual Wireless revenues hit ₱41.2 billion. In the second quarter alone, revenues were at ₱20.9 billion, up 2% or ₱0.5 billion from the previous quarter, boosted by the return of mobility and economic activity, the continued refinement of plans and load packages to address consumer preferences and usage patterns, and Smart’s network advantage in terms of quality.

Mobile data traffic reached 2,081 petabytes in the first half, up 32% from the same period last year. Average monthly mobile data usage per subscriber reached 8.7 gigabytes, 20% higher than the monthly average for 2021. Active data users reached 41.9 million in the first half of the year.

Meanwhile, data traffic on Smart’s 5G network in the second quarter grew 133% compared with the fourth quarter of 2021, as the number of unique 5G devices on the network breached the 2 million mark, growing 80% from end-2021.

The increase in data traffic is on the back of enhanced mobile data offers and promos. TikTok is the fastest growing video app in the Philippines driven by its usage amongst the GenZ.   In view of this, Smart launched its Free TikTok For All campaign in April for its Smart Prepaid and TNT brand. In May, Smart also boosted its Smart Signature Plans+ with 12 months of Unli 5G. Smart also launched its Free 6 months Apple Music advertising campaign in June.

Smart has also boosted available content on GigaPlay, a mobile app where Smart subscribers can watch live and video-on-demand (VOD) sports, music, and entertainment shows, which is downloadable for free in the Apple App Store or Google Play Store.  In addition to top-notch sports content, which includes the streaming of the UAAP, NBA, PBA, PVL, and FIBA games, GigaPlay also features exclusive world-class entertainment content, including concerts, music awards, and Korean entertainment content like TVN, KCON:TACT, and Hallyu Hangouts.

Network:  enabling PLDT’s digital transformation initiative

Underpinning these services are PLDT’s fixed and wireless networks. As of end-June, PLDT has expanded its fiber footprint to 837,900 kilometers, up 13% from end-2021, bringing much-anticipated fiber for the first time to islands like Bantayan and Camotes Islands in Cebu, Siargao and Socorro in Surigao del Norte, Dinagat Islands, Burias Island in Masbate, Lubang Island in Occidental Mindoro and Semirara Island in Antique.

Further boosting PLDT’s domestic fiber network is the US-Transpacific Jupiter cable system, which greatly boosts the telco’s extensive fiber network, providing greater capacity in multiple Terabits per second to customers as well as cable diversity to ensure ability to re-route traffic in the event of undersea cable cuts. Jupiter is anticipated to increase PLDT’s international capacity by 40 Terabit/s, to a total of about 60 Terabit/s to the US and Japan further establishing its lead, and ready to scale with the growing demands of digital services.  These include the delivery of Cloud services, Fintech, and rich media content, which seamlessly complements PLDT’s existing fixed and mobile services.  Market share of PLDT in terms of international cable capacity stands at more than 60%.

PLDT’s fiber infrastructure also supports Smart’s mobile network, which has around 77,100 total base stations, including 7,300 5G base stations, as of end-June. This puts Smart’s 3G, 4G/LTE and 5G population coverage at 97% and Smart 5G population coverage at 66%.

Following these continued network investments, Smart has also been cited by Ookla for delivering the country’s Best Mobile Coverage for the first half of 2022. This award comes at the heels of Smart sweeping the Ookla Speedtest Awards™ in all the quarters of 2021.

Capex guidance

PLDT’s continuous investment in expanding its network to reach more Filipinos and improve overall customer experience brought total first half capex spending to ₱46.0 billion. This includes investments in capacity to support the Home broadband business and the rise in network traffic, the construction of the 11th data center targeting hyperscalers, the international cabling systems Jupiter and Apricot, and the impact of the sale and leaseback of towers and build out of additional towers by tower companies. Capex guidance for 2022 is ₱85 billion.

Sustainability:  one of the key drivers of performance of PLDT Group’s vision and strategy

Capping off the celebration of the Philippine Environment Month in June, PLDT and Smart marked another significant milestone in their sustainability journey after energizing solar rooftop panels in its biggest business facility in the Visayas, located along Osmeña Boulevard in Cebu City.

This is one of five PLDT facilities in the Visayas to be partly powered by solar energy. Four other offices in Bacolod, Cebu, Iloilo, and Roxas City, Capiz are also equipped with solar panels. The project aims to cut carbon emissions by integrating renewable sources of power in its energy mix, aligning with PLDT and Smart’s direction to further embed sustainability in the business, while also being an opportunity to reduce energy costs.  The solar panels in the five facilities were installed by Spectrum, a subsidiary of the Manila Electric Company (Meralco).

Sustainability has been identified as one of the key drivers of performance of PLDT Group’s vision and strategy, advocating for the expanded use of renewable energy and green technologies in its operations. To realize this, the PLDT Group developed a decarbonization roadmap that aims to reduce its Scope 1 and 2 greenhouse gas (GHG) emissions by around 40% by 2030.

PLDT Group has also underscored the importance of connectivity, cloud technology, and collaboration in the fight against global warming. At the Stockholm+50 conference, the PLDT Group highlighted the Connected Mangroves Project in Sasmuan, Pampanga as an example of how technology and different stakeholders come together to support environmental sustainability.

The Group also formally launched its Diversity and Inclusion Policy which aims to foster an inclusive culture and behavior. Promoting digital inclusion in the areas of Education, Livelihood and Food Security, Disaster Resilience, and Digital Wellness, PLDT and Smart deployed 21 School-in-a-Bag packages to last-mile schools, reaching 3,027 teachers and 5,654 students, helping bridge the digital divide in education.

The Group also trained 751 smallholder farmers under its Digital Farmers Program in partnership with the Department of Agriculture – Agricultural Training Institute and 19 farmer cooperatives under its Smart Coops program. Under the Better Today program, the Group also established three child-friendly spaces in Online Sexual Abuse and Exploitation of Children (OSAEC) hotspots in Mindanao and trained 812 parents, children, community, and academe partners on OSAEC prevention and response.

PLDT and Smart also deployed free calling, WiFi, and charging stations to communities hit by disasters, including the 7.0 earthquake last July 27 in Northern Luzon, enabling affected residents to connect with their families.

Outlook

PLDT Chairman Manuel V Pangilinan expects PLDT to outperform, against a very challenging environment. “We expect stronger headwinds in the second half, with higher inflation impacting our customers’ pockets as well as our own operating costs. With so much pressure on growth, it is imperative that we stay focused on our strategic initiatives and managing costs. As to full year profit guidance, we maintain Telco Core Income at ₱33.0 billion, albeit some upside may be possible as portions of proceeds from the Towers sale are used to pay down debts in the second half,” he concluded.

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at June 30, 2022 and December 31, 2021

(in million pesos)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	292,135	302,736
Right-of-use assets	20,515	20,081
Investments in associates and joint ventures	55,725	53,364
Financial assets at fair value through profit or loss	363	339
Debt instruments at amortized cost – net of current portion	575	400
Investment properties	931	929
Goodwill and intangible assets	62,437	62,535
Deferred income tax assets – net	14,605	13,385
Derivative financial assets – net of current portion	71	48
Prepayments – net of current portion	101,338	94,777
Contract assets – net of current portion	636	566
Other financial assets – net of current portion	3,138	3,099
Other non-financial assets – net of current portion	326	138
Total Noncurrent Assets	552,795	552,397
Current Assets
Cash and cash equivalents	38,863	23,907
Short-term investments	6,420	2,241
Trade and other receivables	25,326	21,790
Inventories and supplies	4,065	3,662
Current portion of contract assets	1,588	1,685
Current portion of derivative financial assets	479	93
Current portion of debt instruments at amortized cost	224	207
Current portion of prepayments	16,281	12,707
Current portion of other financial assets	207	7,064
Current portion of other non-financial assets	2,314	575
	95,767	73,931
Assets classified as held-for-sale	8,784	—
Total Current Assets	104,551	73,931
TOTAL ASSETS	657,346	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	41,797	34,243
Other comprehensive loss	(37,436)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	129,771	123,216
Noncontrolling interests	4,306	4,249
TOTAL EQUITY	134,077	127,465

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at June 30, 2022 and December 31, 2021

(in million pesos)

	June 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	243,374	241,075
Lease liabilities – net of current portion	28,963	17,131
Deferred income tax liabilities – net	296	169
Derivative financial liabilities – net of current portion	124	100
Customers’ deposits	2,278	2,270
Pension and other employee benefits	3,252	7,760
Deferred credits and other noncurrent liabilities	6,227	6,084
Total Noncurrent Liabilities	284,514	274,589
Current Liabilities
Accounts payable	110,712	99,718
Accrued expenses and other current liabilities	99,861	106,113
Current portion of interest-bearing financial liabilities	15,827	11,482
Current portion of lease liabilities	5,412	4,555
Dividends payable	1,748	1,708
Current portion of derivative financial liabilities	145	115
Income tax payable	5,050	583
Total Current Liabilities	238,755	224,274
TOTAL LIABILITIES	523,269	498,863
TOTAL EQUITY AND LIABILITIES	657,346	626,328

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Six Months Ended June 30, 2022 and 2021

(in million pesos, except earnings per common share amounts which are in pesos)

	For the Six Months Ended June 30,		For the Three Months Ended June 30,
	2022	2021	2022	2021
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	97,104	91,593	49,130	45,916
Non-service revenues	4,287	4,030	2,113	1,783
	101,391	95,623	51,243	47,699
EXPENSES
Selling, general and administrative expenses	45,174	39,782	21,647	19,768
Depreciation and amortization	40,748	24,354	28,181	12,633
Cost of sales and services	6,663	6,697	3,398	3,109
Interconnection costs	2,848	1,727	1,252	894
Asset impairment	2,350	3,439	1,272	1,847
	97,783	75,999	55,750	38,251
	3,608	19,624	(4,507)	9,448

OTHER INCOME (EXPENSES) – NET	17,957	(2,916)	14,167	(436)
INCOME BEFORE INCOME TAX	21,565	16,708	9,660	9,012

PROVISION FOR INCOME TAX	4,641	3,640	1,889	1,818
NET INCOME	16,924	13,068	7,771	7,194
ATTRIBUTABLE TO:
Equity holders of PLDT	16,741	12,922	7,663	7,119
Noncontrolling interests	183	146	108	75
	16,924	13,068	7,771	7,194
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	77.35	59.67	35.40	32.88
Diluted	77.35	59.67	35.40	32.88

	PLDT Consolidated
	First Half
(Php in mn)	2022	2021	% Change

Total revenues	101,391	95,623	6%

Service revenues (a)	97,104	91,593	6%

Expenses (b)	97,783	75,999	29%

EBITDA, exMRP	50,450	46,598	8%
EBITDA Margin	52%	51%

Income before Income Tax	21,565	16,708	29%

Provision for Income Tax	4,641	3,640	28%

Net Income - Attributable to Equity Holders of PLDT	16,741	12,922	30%

Telco Core Income (c)	17,003	15,212	12%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	97,104	91,593	6%
Interconnection costs	2,848	1,727	65%
Service Revenues, net of interconnection costs	94,256	89,866	5%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  August 4, 2022